Exhibit 5.1

Forbes Hare Cassia Court Camana Bay Suite 716, 10 Market Street Grand Cayman KY1-9006 Cayman Islands

DD:	+1 284 852 1899
E:	Jose.santos@forbeshare.com
Our Ref:	JST/SS/6601.001
Your Ref:	Reference

Shreya Acquisition Group
c/o First Island Trust Company Ltd., Suite 308
St. James Court, St. Denis Street
Port Louis
Mauritius

24 April 2026

Dear Sirs

Shreya Acquisition Group (the “Company”)

We are lawyers licensed and qualified to practice law in the Cayman Islands.

We have acted as special Cayman Islands counsel to the Company to provide this legal opinion in connection with the Company’s Registration Statement on Form S-1, including all amendments or supplements thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended, related to the offering and sale of: (i) 10,000,000 units (the “Units”) consisting of one Class A ordinary share of US$0.0001 par value in the Company (a “Class A Share”), one redeemable warrant (the “Warrants”) and one right to receive one-fourth (1/4) of a Class A Share share upon the consummation of an initial business combination (the “Rights”); (ii) up to 1,500,000 Units to the underwriter pursuant to an option to purchase up to 15% of the total number of Units to cover over-allotments, if any (the “Over-allotment Units”); (iii) all Class A Shares, Warrants and Rights issued as part of the Units, the Over-allotment Units and the Private Placement Units (as defined below); (iv) all Class A Shares that may be issued upon exercise of the Warrants and the Private Placement Warrants; (v) all Class A Shares that may be issued upon conversion of the Rights included in the Units, the Over-allotment Units and the Private Placement Units; and (vi) 191,750 units (or 200,750 units if the Over-allotment option is exercised in full) to be sold in a private placement happening simultaneously with the offering (the “Private Placement Units”) consisting of one Class A Share, one redeemable warrant (the “Private Placement Warrants”) and one right to receive one-fourth (1/4) of a Class A Share upon the consummation of an initial business combination.

1.	Documents Reviewed and Searches

We have reviewed originals, copies or drafts of the following documents and have examined such other documents and considered such legal matters as we have deemed necessary for the purpose of rendering this legal opinion:

1.1	A Certificate of Incorporation of the Company dated 25 June 2025 issued by the Registrar of Companies of the Cayman Islands (the “Registrar”).

1.2	The stamped copy of the Company’s Memorandum and Articles of Association dated 25 June 2025 as amended and restated on 17 September 2025.

1.3	A certificate of incumbency issued by the registered office of the Company, Forbes Hare Trust Company Limited signed on 23 April 2026 and stating that the Company is in Good Standing in the Cayman Islands (the “Incumbency Certificate”).

1.4	The director resolutions approving the public offering of the Company’s Class A Shares (the “Director Resolutions”).

1.5	The Register of Writs at the office of the Clerk of Courts in the Cayman Islands as inspected by us on 23 April 2026 (the “Register of Writs”).

1.6	The Registration Statement.

1.7	A draft of the form of unit certificate representing the Units (the “Unit Certificate”).

1.8	A draft of the form of the rights agreement and the rights certificate constituting the Rights (the “Rights Documents”).

1.9	A draft of the form of the warrant agreement and the warrants certiicate constituting the Warrants (the “Warrant Documents”); and

1.10	A draft of the underwriting agreement between the Company and D. Boral Capital LLC.

The documents listed in paragraphs 1.7 to 1.10 inclusive above shall be referred to collectively as the “Documents”.

2	Assumptions

In giving this opinion we have assumed, without further verification, the completeness and accuracy of the Documents and searches and that the information contained therein or resulting therefrom remains accurate and complete as at the date of this opinion. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copies of the Documents, conformed copies or drafts of the Documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	All signatures, seals, dates, stamps and other markings are genuine.

2.3	The statement in the Incumbency Certificate that the Company is in Good Standing accurately reflects the good standing status of the Company with the Registrar as at the date of this opinion.

2.4	The accuracy and completeness of all factual representations expressed in or implied by the Documents we have examined.

2.5	Each of the Certificate of Incumbency and the Register of Writs is accurate and complete as at the date of this opinion.

2.6	That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information relevant to the issuing of this opinion.

2.7	That we have been provided a full and complete record of the corporate documents constituting the minute book of the Company which is relevant to the issuing of this opinion and that such record remains accurate as at the date of issue of this opinion.

2.8	Where any Document has been provided to us in draft or undated form, that Document has been executed by all parties in materially the form provided to us and, where we have been provided with successive drafts of a Document marked to show changes from a previous draft, all such changes have been accurately marked.

2.9	Each of the parties to the Documents (as appropriate) other than the Company is duly incorporated, formed or organised (as applicable), validly existing and in good standing under all relevant laws as at the date of issue of this opinion.

2.10	In authorising the execution and delivery of the Documents (as appropriate) by the Company, the exercise of its rights and performance of its obligations under the Documents, each of the directors of the Company has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him or her.

2.11	Each Document (as appropriate) has been duly executed and unconditionally delivered by the Company in the manner authorised in the relevant Director resolutions (the “Director Resolutions”) and that such Director Resolutions have been or will be validly approved.

2.12	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence: (a) the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority; and (b) neither the execution or delivery of the Documents nor the exercise by any party to the Documents of its rights or the performance.

2.13	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify the Documents or the transactions contemplated by them or restrict the powers and authority of the Company in any way.

2.14	None of the transactions contemplated by the Documents relate to any shares, voting rights or other rights that are subject to a restriction notice issued pursuant to the Companies Act (as amended) of the Cayman Islands (the “Act”).

2.15	The Class A Shares shall be issued at an issue price in excess of the par value thereof.

2.16	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the United States of America.

3	Opinion

Based upon, and subject to, the foregoing assumptions and the qualifications set out in section 4 below, and having regard to such legal considerations as we consider relevant, we are of the opinion that:

3.1	The Company is an exempted company limited by shares and incorporated under the Act, in good standing with the Registrar at the Register of Companies in the Cayman Islands and validly existing under the laws of the Cayman Islands and possesses the capacity to sue and be sued in its own name.

3.2	The Company is authorised to issue Four Hundred and Eighty Million (480,000,000) Class A Shares of par value US$0.0001 each; Ten Million (10,000,000) Class B Shares of par value US$0.0001 each; and Ten Million (10,000,000) Preferred Shares of par value US$0.0001 each.

3.3	The Class A Shares to be offered and sold by the Company as contemplated by the Registration Statement including the Class A Ordinary Shares to be issued by the Company upon exercise of the Warrants, the Private Placement Warrants and upon conversion of the Rights (in accordance with the Warrant Documents and Rights Documents, as applicable) have been duly authorised for issue, and when issued by the Company against payment in full, of the consideration, in accordance with the terms set out in the Registration Statement, the Warrant Documents and the Rights Documents and duly registered in the Company’s register of members (shareholders), such Class A Shares will be validly issued, fully paid and non-assessable (meaning that no further sums are payable to the Company on such securities).

3.4	The statement in the Registration Statement under the caption “Taxation” in so far as it constitutes a summary or description of the laws and regulations of the Cayman Islands is accurate and fairly presents a summary of Cayman Islands law. To the extent that the discussion relates to matters of Cayman Islands tax law under the “Taxation Section” in the Registration Statement, it represents our opinion.

3.5	The statement in the Registration Statement under the caption “Enforceability of Civil Liabilities” in so far as it constitutes a summary or description of the laws and regulations of the Cayman Islands is accurate and fairly presents a summary of Cayman Islands law. To the extent that the discussion relates to matters of Cayman Islands laws or treaties under the “Enforceability of Civil Liabilities” Section in the Registration Statement, it represents our opinion.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	Under the Act annual returns in respect of the Company must be filed with the Registrar, together with payment of annual filing fees. A failure to file annual returns and pay annual filing fees may result in the Company being struck off the Register of Companies, following which its assets will vest in the Financial Secretary of the Cayman Islands and will be subject to disposition.

4.2	“In good standing” means only that as of the date of the Incumbency Certificate (and subject to assumption 2.3 above) the Company is up-to-date with the filing of its annual returns and payment of annual fees with the Registrar. We have made no enquiries into the Company’s good standing with respect to any filings or payment of fees, or both, that it may be required to make under the laws of the Cayman Islands other than the filing of its annual returns and payment of annual fees with the Registrar.

4.3	We are not aware of any Cayman Islands authority as to when the courts would set aside the limited liability of a shareholder in a Cayman Islands company. Our opinion on the subject is based on the Act and English common law authorities, the latter of which are persuasive but not binding in the courts of the Cayman Islands. Under English authorities, circumstances in which a court would attribute personal liability to a shareholder are very limited, and include: (a) such shareholder expressly assuming direct liability (such as a guarantee); (b) the company acting as the agent of such shareholder; (c) the company being incorporated by or at the behest of such shareholder for the purpose of committing or furthering such shareholder’s fraud, or for a sham transaction otherwise carried out by such shareholder.

4.4	We have not reviewed a good standing certificate issued by the Registrar in relation to the good standing status of the Company confirming that the Company is in good standing with the Registrar and have relied solely on the statement to this effect in the Incumbency Certificate for the purposes of issuing this opinion.

4.5	In this opinion, the phrase “non-assessable” means, with respect to the Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

4.6	Our examination of the Register of Writs cannot conclusively reveal whether or not there is: (a) any current or pending litigation in the Cayman Islands against the Company; or (b) any application for the winding up or dissolution of the Company or the appointment of any liquidator or trustee in bankruptcy as notice of these matters might not be entered on the Register of Writs immediately or updated expeditiously or the court file associated with the matter or the matter itself may not be publicly available (for example, due to sealing orders having been made). Furthermore, we have not conducted a search of the summary court.

4.7	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.8	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third-party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in opinion 3.3, there are no circumstances or matters of fact known to us on the date of this opinion which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Shares, then the validity of such Shares may be subject to re-examination by a Cayman Islands court.

4.9	We make no comment regarding any references to foreign statutes in the Registration Statement.

4.10

This opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion.

5	Consents

In connection with the above opinion, we hereby consent:

5.1	to the use of our name in the Registration Statement, the prospectus constituting a part thereof and all amendments thereto under the caption “Legal Matters”, “Taxation”, and “Enforceability of Civil Liabilities”; and

5.2	to the filing of this opinion as an exhibit to the Registration Statement.

This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Forbes Hare

Forbes Hare